UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

STARZ ACQUISITION LLC

(Name of Issuer)

Series A common stock, par value $.01 per share; and

Series B common stock, par value $.01 per share

(Title of Class of Securities)

Series A common stock: 85571Q102

Series B common stock: 85571Q201

(CUSIP Number)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 85571Q102 (STRZA)
CUSIP Number: 85571Q201 (STRZB)

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A common stock: 0 Series B common stock: 0

	8.	Shared Voting Power Series A common stock: 0 Series B common stock: 0

	9.	Sole Dispositive Power Series A common stock: 0 Series B common stock: 0

	10.	Shared Dispositive Power Series A common stock: 0 Series B common stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A common stock: 0 Series B common stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A common stock: 0% Series B common stock: 0%

14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

STARZ

This Statement relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock” or “STRZA”), and the Series B common stock, par value $0.01 per share (“STRZB”, and together with the Series A Common Stock, the “Common Stock”), of Starz (the “Issuer”).  This Amendment  No. 5 to Schedule 13D  (this “Amendment”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by John C. Malone (“Mr. Malone” or the “Reporting Person”), on October 3, 2011, as amended by Amendment No. 1 filed with the SEC by on December 8, 2011, Amendment No. 2 filed with the SEC on January 9, 2013, Amendment No. 3 filed with the SEC on February 17, 2015, and Amendment No. 4 filed with the SEC on July 11, 2016 (collectively, the “Schedule 13D”).  This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person. Except as set forth herein, the Schedule 13D is unmodified.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

On December 8, 2016, Lions Gate Entertainment Corp., a corporation organized and existing under the corporate laws of British Columbia (“Lions Gate”) completed its previously announced acquisition of the Issuer, which was effected by a merger of Orion Arm Acquisition Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Lions Gate (“Merger Sub”), with and into the Issuer, with the Issuer continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of Lions Gate (the “Merger”).  In accordance with the terms and conditions of the Agreement and Plan of Merger, dated as of June 30, 2016, by and among the Issuer, Lions Gate and Merger Sub (as amended, the “Merger Agreement”) (1) each share of STRZA was converted into the right to receive (a) $18.00 in cash and (b) 0.6784 of a share of Class B non-voting shares, without par value, of Lions Gate (the “Lions Gate Non-Voting Stock”), and (2) each share of STRZB was converted into the right to receive (a) $7.26 in cash, (b) 0.6321 of a share of Lions Gate Non-Voting Stock and (c) 0.6321 of a share of Class A voting shares, without par value, of Lions Gate (the “Merger Consideration”).  At the time of the consummation of the Merger, the Reporting Person, his wife and  two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children collectively held approximately 62.8% of outstanding shares of STRZB.

The information set forth in Item 6 of this Amendment is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  Mr. Malone beneficially owns no shares of Common Stock.

(b)  Not applicable.

(c) Other than as described in this Amendment, Mr. Malone and, to his knowledge, his wife and the Trusts, have not executed any transactions in respect of the Common Stock within the last sixty days.

(d)  Not applicable.

(e)  Mr. Malone and, to his knowledge, his wife and the Trusts, ceased to be the beneficial owner of more than five percent of the Common Stock on December 8, 2016.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

On December 8, 2016, Lions Gate completed its previously announced acquisition of the Issuer, which was effected by the Merger.  As a result, all shares of Common Stock beneficially owned by the Reporting Person were converted into the right to receive the Merger Consideration subject to the terms and conditions of the Merger Agreement.

Immediately following the special meeting of the Issuer’s stockholders held on December 7, 2016, at which the Issuer’s stockholders approved the adoption of the Merger Agreement, the Voting Agreement, dated as of June 30, 2016, by and among Lions Gate, the Issuer, LG Leopard Canada LP, an Ontario limited partnership and indirect wholly-owned subsidiary of Lions Gate (“LG Leopard”), Robert R. Bennett (“Mr. Bennett”), Deborah Bennett (“Mrs. Bennett”), Hilltop Investments, LLC (“Hilltop”), Mr. Malone, Leslie Malone (“Mrs. Malone”), the Tracy M. Amonette Trust A (formerly known as the Tracy L. Neal Trust A) (the “Tracy M. Amonette Trust A”), and the Evan D. Malone Trust A was terminated in accordance with its terms.

Upon the completion of the Merger, pursuant to the respective terms thereof, each of the Irrevocable Proxies granted by LG Leopard to each of the Malone Family Land Preservation Foundation, the Malone Family Foundation, The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust in connection with the Stock Exchange Agreement, dated as of February 10, 2015, by and between Lions Gate, LG Leopard and the stockholders listed on Schedule 1 thereto, were terminated.

Furthermore, pursuant to the terms thereof, as a result of the completion of the Merger, the Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate, the Issuer, Mr. Bennett, Mrs. Bennett, Hilltop, Mr. Malone, Mrs. Malone, the Tracy M. Amonette Trust A and the Evan D. Malone Trust A, did not become effective and such agreement terminated in accordance with its terms.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2016
Date

/s/ John C. Malone
John C. Malone